UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 144

NOTICE OF PROPOSED SALE OF SECURITIES
PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933

ATTENTION:

Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker.

1 (a) NAME OF ISSUER (Please type or print)			(b) IRS ID No.	(c) SEC File No.
ATI Technologies Inc.			98-0110945	000-29872
1 (d) ADDRESS of ISSUER						(e) TELEPHONE
Street			City	State Zip Code		Area Code Numbers
1 Commerce Valley Drive East			Markham	ON L3T 7X6		905-882-2600
2 (a) NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD			(b) IRS ID No.	(c) RELATIONSHIP TO ISSUER		(d) ADDRESS Street, City, State, Zip Code
Richard Hegberg			N/A	Employee/Officer		1 Commerce Valley Drive East Markham ON L3Y 7X6
INSTRUCTION: The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the S.E.C. File Number
3 (a) Title of the Class of Securities to be Sold	(b) Name and Address of Each Broker Through Whom the Securities are to be Offered or Each Market Maker who is Acquiring the Securities	SEC USE ONLY Broker-Dealer File Number	(c) Number of Shares or Other Units to be Sold	(d) Aggregate Market Value	(e) Number of Shares or Other Units Outstanding	(f) Approximate Date of Sale (MM/DD/YY)	(g) Name of Each Securities Exchange (See instr. 3(g)
Common	HSBC Invest Direct, 250 University Avenue, Toronto, ON M5H 3E5, Canada		25	$449.25	251,473,305	01/30/06	NASDAQ
Common	HSBC Invest Direct, 250 University Avenue, Toronto, ON M5H 3E5, Canada		15,625	$279,843.75	251,473,305	01/31/06	NASDAQ

TABLE I — SECURITIES TO BE SOLD

Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

Title of the Class	Date you Acquired	Nature of Acquisition Transaction	Name of Person from Whom Acquired (If gift, also give date donor acquired)	Amount of Securities Acquired	Date of Payment	Nature of Payment
Common	01/30/06	Option Exercise	Richard Hegberg	25	01/30/06	Sale Proceeds
Common	01/31/06	Option Exercise	Richard Hegberg	15,625	01/31/06	Sale Proceeds

TABLE II — SECURITIES SOLD DURING THE PAST 3 MONTHS

Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.

Name and Address of Seller	Title of Securities Sold	Date of Sale	Amount of Securities Sold	Gross Proceeds
NONE

REMARKS:

01/31/06	/s/ Richard Hegberg
DATE of NOTICE	SIGNED